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                                                     Filed by Liquid Audio, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rule 13e-4(c) and Rule 14a-12 under the Securities Act of 1934
                                                                 August 15, 2002

                                   Subject Company: Alliance Entertainment Corp.
                                                   Commission File No. 001-13054
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                               LIQUID AUDIO, INC.
                      SECOND-QUARTER 2002 FINANCIAL RESULTS
                              TELECONFERENCE SCRIPT

2:00 P.M. PT / 5:00 P.M. ET
AUGUST 14, 2002

(Teleconference operator introduces call, welcomes attendees and introduces Michael Bolcerek as call moderator.)

MICHAEL BOLCEREK:

1) Good afternoon, and thank you for joining us today for Liquid Audio's regular quarterly teleconference. Approximately 45 minutes ago, we released our financial results for the second quarter ended June 30, 2002. Joining me on today's call is Gerry Kearby, president and chief executive officer.

2) In the course of this teleconference, we may make projections or other forward-looking statements regarding future events or the future financial performance of the company. In addition, we may give you estimates of market potential and growth, describe new business arrangements, and share our goals and strategies for growth. We wish to caution you that these statements involve risks and uncertainties, such as those detailed in the `Company Risk Factors' section of the Annual Report on Form 10-K dated March 29, 2002 and other documents filed from time to time with the Securities and Exchange Commission. These documents contain and identify important risks, uncertainties and other factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements. The company disclaims any intent or obligation to update these statements. This teleconference is being webcast live for all investors on our
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      corporate website at www.liquidaudio.com. The webcast will be archived on our site, and a call replay will be available at 706-645-9291, code #5034003, for seven days.

3) Today, I'll run through our second-quarter financials, and then Gerry will discuss recent business developments and, specifically, our proposed merger with Alliance Entertainment Corp.

4) Total net revenues for the second quarter were $151,000, compared with $135,000 for the first quarter. License revenues were $40,000, compared sequentially with $36,000, and services revenues were $111,000, compared with $99,000 for the prior quarter.

5) Gross margin was negative for the second consecutive quarter, reflecting the continued underabsorption of music delivery costs, especially cost of services. Total operating expenses for the second quarter were $5.8 million, up from $5.3 million for the first quarter. The sequential increase was due principally to higher legal and investment banking expenses related to our proposed merger with Alliance Entertainment and recorded under general and administrative, which grew from $1.1 million for the first quarter to $1.9 million for the second quarter. Research and development was down slightly at $2.9 million, compared with $3.0 million for the first quarter, while sales and marketing decreased sequentially from $1.2 million to $1.0 million.
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6)    Net loss for the second quarter was $5.6 million, or 25 cents per share, both as reported under GAAP and on a pro forma basis. This compared sequentially with net loss of $4.9 million as reported and $4.8 million pro forma, excluding non-cash cost of revenues and stock compensation amortization.

7) Our balance sheet at June 30, 2002 included total assets of $85.1 million, compared with $91.4 million at March 31 and with $97.4 million at December 31, 2001. Cash and cash equivalents were $81.0 million, and cash burn for the second quarter was $5.3 million, consistent with $5.2 million for the first quarter. Recently, we closed our offices in Japan and Europe, and executed a 35% reduction in force, leaving us with approximately 70 employees. We're now in discussions with technology companies regarding the potential sale of certain portions of our digital music distribution technology. This sale would result in an additional reduction in force involving the engineering organization that currently supports this technology. We believe that these actions will enable us to further reduce our quarterly cash burn rate, as we position the business for the completion of our proposed merger and subsequent integration with Alliance Entertainment Corp.

8)    And, with that, I'll turn the call over to Gerry.

GERRY KEARBY:

1) Thanks, Michael. Rather than focus on the business events of the second quarter, I'll devote my commentary today to what is perhaps the single most important event in Liquid Audio's history since the initial public offering in 1999. Last year, our board
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      of directors retained Broadview International, the global mergers and acquisitions advisor and investment bank, to assist the company in reviewing its strategic alternatives. In addition to M&A, these alternatives included recapitalization, liquidation and going private. We held discussions, both formal and informal, with numerous potential partners for such transactions. We also received tentative buy-out offers from certain stockholders. After careful consideration, and in consultation with Broadview, our board determined that these offers did not reflect the intrinsic value of the company and were therefore not in the best interests of all stockholders.

2) Our ongoing discussions with potential partners resulted in a definitive merger agreement with Alliance Entertainment Corp., which we announced on June 13. Alliance Entertainment is one of the largest providers of distribution, fulfillment and infrastructure services for home entertainment products in the United States, and privately held. You'll find a full description of the company in a registration statement that we filed with the SEC on July 23. Based on financial statements provided by Alliance Entertainment, the company's net sales for 2001 were $588.6 million, up 27% from 2000, with EBITDA of $18.7 million, up 34% from the prior year.

3) Industry sources estimate the total size of the U.S. home entertainment products market at $46 billion. As a leading distributor of physical media products and accessories -- including audio CDs, DVDs, VHS movies, and video games -- Alliance Entertainment has a distribution base of more than 5,000 retailers operating more than
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      25,000 brick-and-mortar and online stores. These include BJ's Wholesale,
      Barnes & Noble, CVS, Circuit City, Musicland, Toys R' Us, Transworld Entertainment, and thousands of independent retailers, as well as e-commerce customers including Amazon.com, barnesandnoble.com, BestBuy.com, CDNow.com, CircuitCity.com, Costco.com, QVC.com, and Univision.com. Alliance Entertainment also commands a leading market share in physical fulfillment services, serving national retail chains, independent retailers, consumer direct fulfillment services, and plug-in e-commerce engines for retail. In addition, the company offers an e-commerce service solution called theStore24, which enables both traditional and non-traditional retailers to sell and deliver a wide range of physical entertainment products through the Internet.

4) Those of you who have followed Liquid Audio will readily see the complementary relationship of Alliance Entertainment's business and our business -- as well as the potential synergies and leverage points. Essentially, Alliance Entertainment is to physical media what Liquid Audio is to digital media. However, physical media is the established form of delivery from content provider to retailer to consumer -- a $46-billion market in the U.S. alone -- while digital media has yet to emerge at commercially significant levels. The combination of our two businesses has compelling financial, operational and strategic implications.

5) Financially, the proposed merger combines Alliance Entertainment's revenue and EBITDA growth with Liquid Audio's cash position, resulting in strong capitalization to fund the increasing penetration of the physical media segment and eventual
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      acceleration of the digital media segment. We believe that the core physical media distribution and fulfillment business will provide a stable, cash-generating platform to complement the higher growth and margin potential of digital media distribution and licensing.

6) Operationally, the deal leverages Alliance Entertainment's infrastructure of content and retail channels with our digital distribution partnerships with 1,800 record labels, 17,000 recording artists, leading commercial websites, and major consumer electronics manufacturers -- as well as our portfolio of intellectual property for digital media delivery and rights management. This combination should open new revenue streams from existing relationships and enable new market opportunities in a cost effective manner.

7) From a strategic perspective, we believe that the combined company will be positioned to become the total solutions provider of entertainment media to a growing retail market, through both physical and digital channels. In order to remain competitive, brick-and-mortar retailers are expanding their in-store inventories to offer a broader range of entertainment products. These same retailers are also expanding their websites to provide a new channel of online commerce. Consumer electronics and device manufacturers whose products support consumer usage of entertainment media and who increasingly market their own products through these retailers are pursuing opportunities of recurring revenue. For example, through our licensing agreements we've secured distribution of more than 12 million desktop music players, with each player representing a potential $19.95 license fee and even more importantly, sales of digital and physical entertainment products. Combining the
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      complementary infrastructures and technologies of Alliance Entertainment and Liquid Audio capitalizes on these market trends by enabling both traditional and non-traditional retailers of entertainment products to migrate easily and cost-effectively from physical to digital media delivery.

            8) We believe that the proposed merger transaction is structured for the benefit of all Liquid Audio stockholders. Liquid Audio would issue new shares of common stock, the amount to be determined, in exchange for Alliance Entertainment shares and assume all outstanding stock options and warrants to purchase Alliance shares. We would also repurchase 10 million shares of our own common stock at $3.00 per share. In addition to the $30 million Tender Offer, Liquid Audio stockholders would own 26% of the common stock of the combined company, with the remaining 74% going to Alliance Entertainment stockholders.

            9) The board of the combined company would consist of nine directors -- two-thirds to be designated by Alliance Entertainment and one-third to be designated by the current Liquid Audio board. Eric Weisman, the president and chief executive officer of Alliance Entertainment -- would become president and CEO of the combined company, while I would become president and CEO of the digital media business unit.

            10) The due diligence of our board of directors, in consultation with Broadview, has proven to us that for Liquid Audio stockholders, this transaction is clearly superior to any alternative that has been proposed. Our 2002 annual meeting of
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stockholders and a special meeting of stockholders to vote on the transaction is scheduled for September 26 in Redwood City, California. A Form S-4 and prospectus for this combined meeting have been filed with the SEC and will be mailed as soon as possible, following SEC approval, to all Liquid Audio stockholders. We look forward to this meeting, to stockholder approval of the proposed merger and to the subsequent integration of Alliance Entertainment and Liquid Audio as the new power in the physical and digital delivery of entertainment media.

            11) Thank you, and good afternoon.

            (Operator concludes call.)


THE COMPANY

      Liquid Audio, Inc. is a leading provider of software, infrastructure and services for the secure digital delivery of media over the Internet. The Liquid Audio solution gives content owners, websites and companies the ability to publish, syndicate and securely sell digital media online with copy protection and copyright management. Using the Liquid(TM) Player software, available for free download at www.liquidaudio.com, consumers can preview and purchase downloadable music from hundreds of affiliate websites in the Liquid Music Network(SM).

EDITOR'S NOTE: Liquid; Liquid Audio; Liquid Audio, Inc.; the Liquid Audio logo; Liquid Music Network; and Liquid Player are trademarks and service marks of Liquid Audio, Inc. All other trademarks and service marks are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

All statements made in this release, other than statements of historical fact, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "guidance" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the businesses of Liquid Audio and Alliance Entertainment Corp. and the industries and markets in which the companies
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operate. Those statements are not guarantees of future performance and involve risks, uncertainties and assumptions that will be difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by those forward-looking statements. Factors that may affect Liquid Audio's and Alliance Entertainment's businesses, financial condition and operating results include the effects of changes in the economy, consumer spending, the stock market and the industries in which they operate generally, changes affecting the Internet and e-commerce, the ability of the companies to maintain relationships with strategic partners and suppliers, the ability of the companies to timely and successfully develop, maintain and protect their technology and product and service offerings and execute operationally and the ability of the companies to attract and retain qualified personnel. These factors may also include, but are not limited to, general market conditions, our ability to develop new products to meet market demand, our ability to successfully combine two geographically dispersed businesses, our ability to realize synergies of the merger; our ability to maintain cost controls; the mix of products and services our customers require and the effects of natural disasters, international conflicts and other events beyond our control. More information about potential factors that could affect Liquid Audio can be found in its most recent Form 10-K, Form 10-Q and other reports and statements filed by Liquid Audio with the Securities and Exchange Commission ("SEC"). Each of Liquid Audio and Alliance Entertainment expressly disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated by it.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Liquid Audio has filed a Registration Statement on SEC Form S-4 in connection with the merger and plans to file a Tender Offer Statement on Schedule TO in connection with the offer. Investors and stockholders of Liquid Audio and Alliance Entertainment are urged to read the Registration Statement and the Tender Offer Statement carefully when it is available. The Registration Statement contains important information about the companies, the merger and related matters. Investors and stockholders will be able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement and these other documents may also be obtained from Liquid Audio by directing a request through the Liquid Audio Web site at http://www.liquidaudio.com or by mail to Liquid Audio, Inc., Attention: Investor Relations.

In addition to the Registration Statement and the Tender Offer Statement, Liquid Audio files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Liquid Audio at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Liquid Audio's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.
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INTERESTS OF CERTAIN PERSONS IN THE MERGER

The directors and executive officers of Liquid Audio and Alliance Entertainment have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Liquid Audio and Alliance Entertainment generally. A description of the interests that the directors and executive officers of the companies have in the merger is available in the Registration Statement.

SOLICITATION OF PROXIES

Liquid Audio and Alliance Entertainment, their respective directors, executive officers and certain other members of their management and employees may be soliciting proxies from stockholders of Liquid Audio and Alliance Entertainment in favor of the merger. Information concerning the participants is set forth in the Registration Statement filed with the SEC.